Pricing supplement no. 1021
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 14-II dated December 21, 2006

Registration Statement No. 333-130051
Dated February 21, 2008
Rule 424(b)(2)



Structured Investments	**JPMorgan Chase & Co.** **$1,770,000** **Principal Protected Notes Linked to the S&P 500® Index due February 26, 2013**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 26, 2013*.
- Cash payment at maturity of principal plus the Additional Amount, which will not be less than the Minimum Return, as described below.
- The notes are designed for investors who seek exposure to any appreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection plus the Minimum Return at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on February 21, 2008 and are expected to settle on or about February 26, 2008.

Key Terms

Index:	The S&P 500® Index ("SPX") (the "Index").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which will not be less than the Minimum Return.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; *provided* that the Additional Amount will not be less than the Minimum Return.
Minimum Return:	$100 per $1,000 principal amount note (or 10% x $1,000). Accordingly, your minimum payment at maturity will be equal to $1,100 per $1,000 principal amount note.
Participation Rate:	100%

Index Return:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level:	The Index closing level on the pricing date, which was 1342.53.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the twenty Ending Averaging Dates.
Ending Averaging Dates*:	May 21, 2008, August 21, 2008, November 21, 2008, February 23, 2009, May 21, 2009, August 21, 2009, November 23, 2009, February 22, 2010, May 21, 2010, August 23, 2010, November 22, 2010, February 21, 2011, May 23, 2011, August 22, 2011, November 21, 2011, February 21, 2012, May 21, 2012, August 21, 2012, November 21, 2012 and February 21, 2013
Maturity Date*:	February 26, 2013
CUSIP:	48123MVT6

> * Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 14-II.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 14-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$49.50	$950.50
Total	$1,770,000	$87,615	$1,682,385

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $49.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $22.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-26 of the accompanying product supplement no. 14-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-II dated December 21, 2006. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 14-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 14-II dated December 21, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003873/e25871_424b2.htm
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AND A MINIMUM RETURN OF $100 AT MATURITY** — You will receive at least 110% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate; *provided* that the Additional Amount will not be less than the Minimum Return. Accordingly, your minimum payment at maturity will be equal to $1,100 per $1,000 principal amount note, even if the Ending Index Level is less 110% of the Initial Index Level.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 14-II.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 14-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 4.72%, compounded semiannually. Based on our determination of the comparable yield, the " projected payment schedule" per $1,000 note consists of a single payment at maturity, equal to $1,262.85.

  Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
February 26, 2008 through December 31, 2008............................	$40.24	$40.24
January 1, 2009 through December 31, 2009	$49.68	$89.92
January 1, 2010 through December 31, 2010	$52.05	$141.97
January 1, 2011 through December 31, 2011	$54.54	$196.51
January 1, 2012 through December 31, 2012	$57.14	$253.65
January 1, 2013 through February 26, 2013..................................	$9.20	$262.85

  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 14-II dated December 21, 2006.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES PLUS THE MINIMUM RETURN AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE MINIMUM RETURN** — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level by more than 10%, the Additional Amount will be limited to the Minimum Return of $100 per $1,000 principal amount note and the final payment at maturity will be equal to $1,100 per $1,000 principal amount note. This will be true even if the value of the Index was higher than the Initial Index Level by more than 10% on any trading days other than the twenty Ending Averaging Dates.
- **THE CALCULATION OF THE INDEX RETURN USING QUARTERLY AVERAGING COULD LIMIT RETURNS** — Your ability to participate in the appreciation of the Index may be limited by the quarterly averaging used to calculate the Index Return, especially if there is a significant decrease in the level of the Index near any of the Ending Averaging Dates or if there is significant volatility in the Index closing level during the term of the notes. Accordingly, you may not receive the benefit of full appreciation of the Index between each of the Ending Averaging Dates or between the pricing date and the final Ending Averaging Date.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80%, assumes an Initial Index Level of 1350 and reflects the Participation Rate of 100% and the Minimum Return of $100 per $1,000 principal amount note (or 10.00% x $1,000). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount[†]		Principal		Payment at Maturity
2430.00	80.00%	80.00%	$800.00	+	$1,000.00	=	$1,800.00
2295.00	70.00%	70.00%	$700.00	+	$1,000.00	=	$1,700.00
2160.00	60.00%	60.00%	$600.00	+	$1,000.00	=	$1,600.00
2025.00	50.00%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
1890.00	40.00%	40.00%	$400.00	+	$1,000.00	=	$1,400.00
1755.00	30.00%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
1620.00	20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
1552.50	15.00%	15.00%	$150.00	+	$1,000.00	=	$1,150.00
1485.00	10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
1417.50	5.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
1350.00	**0.00%**	**10.00%**	**$100.00**	**+**	**$1,000.00**	**=**	**$1,100.00**
1215.00	-10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
1080.00	-20.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
945.00	-30.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
810.00	-40.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
675.00	-50.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
540.00	-60.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
405.00	-70.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
270.00	-80.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00

[†] May not be less than $100.00.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1350 to an Ending Index Level of 1620.
Because the Ending Index Level of 1620 is greater than the Initial Index Level of 1350, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(1620-1350)/1350] \times 100\%) = \$1,200$$

Example 2: The level of the Index decreases from the Initial Index Level of 1350 to an Ending Index Level of 1080.
Although the Ending Index Level of 1080 is less than the Initial Index Level, because the Additional Amount may not be less than the Minimum Return, the Additional Amount is equal to the Minimum Return of $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1350 to an Ending Index Level of 1417.50.
Because the Ending Index Level of 1417.50 is greater than the Initial Index Level of 1350 and because the Additional Amount may not be less than the Minimum Return, the Additional Amount is equal to Minimum Return of $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

Historical Information

The following graph shows the historical weekly performance of the Index from January 3, 2003 through February 15, 2008. The Index closing level of the S&P 500® Index on February 21, 2008 was 1342.53. We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to its accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in a payment at maturity in excess of the principal amount plus the Minimum Return per $1,000 principal amount note.

